UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70546

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/01/2022__   AND ENDING __12/31/2022__
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Embed Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1703 Main Street, Suite #200

(No. and Street)

Vancouver	WA	98660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Louis Weitkam III	402-889-9431	louis@embedclear.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP

(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd , Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009		3407	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Louis Weilkam III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Embed Clearing LLC _____, as of December 31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



GENERAL NOTARY - State of Nebraska
JANETTE HUGHES
My Comm. Exp. January 21, 2027

Signature:

Title:
Chief Financial Officer

Janette Hughes
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Embed Clearing LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Embed Clearing LLC (the Company) as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Embed Clearing LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Embed Clearing LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Embed Clearing LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2020.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Embed Clearing LLC's financial statements. The supplemental information is the responsibility of Embed Clearing LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 23, 2023

Embed Clearing LLC

(A Wholly Owned Subsidiary of
Embed Financial Technologies Inc.)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2022

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC** Document.

EMBED CLEARING LLC
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	25,560,961
Cash segregated in compliance with federal and other regulations		1,058,100
Deposits with clearing organizations		2,759,200
Receivables from clearing organizations		7,599
Securities owned - at fair value		102,566
Property and equipment - net		35,840
Equity securities - user-held fractional securities		38,190
Other assets		215,568
Total assets	$	29,778,024

LIABILITIES AND MEMBER'S EQUITY

Customer payable	$	897,588
Payable to clearing organizations		22,379
Related party payable		1,023,251
Equity securities - fractional share repurchase obligations		38,190
Accounts payable and accrued liabilities		1,130,666
Total liabilities		3,112,074
Member's equity		26,665,950
Total liabilities and member's equity	$	29,778,024

See notes to financial statements.

EMBED CLEARING LLC

(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:

Clearing fees and other income	$	14,891
Interest		318,493
Net Revenues		333,384

EXPENSES:

Compensation and benefits	$	1,792,849
Information and technology		722,731
Subscription services		319,863
Professional fees and services		144,812
Other expenses		119,790
Insurance		84,447
Amortization		21,680
Total expenses	$	3,206,172
NET LOSS	$	(2,872,788)

See notes to financial statements.

EMBED CLEARING LLC
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(2,872,788)
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization		21,680
Non-cash additional paid in capital		838,903
Changes in operating assets and liabilities:		
Deposits with clearing organizations		(2,501,700)
Receivables from clearing organizations		(7,599)
Equity securities - user-held fractional securities		(38,190)
Securities owned -at fair value		(102,566)
Other assets		(108,107)
Payable to clearing organizations		22,379
Customer payable		897,588
Related party payable		1,023,251
Equity securities - fractional share repurchase obligations		38,190
Accounts payable and accrued liabilities		241,095
Net cash flows used in operating activities		(2,547,864)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(25,000)
Net cash flows used in operating activities		(25,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Parent		(750,000)
Net cash flows used in financing activities		(750,000)
NET DECREASE IN CASH		(3,322,864)
CASH — Beginning of year		29,941,925
CASH AND SEGREGATED CASH— End of year	$	26,619,061
Cash and cash equivalents	$	25,560,961
Cash segregated in compliance with federal and other regulations		1,058,100
Cash and segregated cash - End of year	$	26,619,061
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	-

See notes to financial statements.

EMBED CLEARING LLC
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE — January 1, 2022	$	29,449,835
Contributions from Parent		838,903
Distributions to Parent		(750,000)
Net loss		(2,872,788)
BALANCE — December 31, 2022	$	26,665,950

See notes to financial statements.

EMBED CLEARING LLC
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

1. **Organization and Nature of Operations**

   Embed Clearing LLC (the "Company") was organized in the State of Delaware on May 14, 2020, as a limited liability company. The Company is a wholly-owned subsidiary of Embed Financial Technologies Inc. (the "Parent"), a subsidiary company of West Realm Shires Inc. West Realm Shires Inc. completed an acquisition of the Parent on September 30, 2022. On November 11, 2022, West Realm Shires Inc. filed for Chapter 11 bankruptcy. The Parent was named as a non-debtor in the bankruptcy filing. The Company, together with the Parent, have developed an API-first, cloud-based, event-driven execution, clearing, settlement and custody solution for broker-dealers, investment advisors, and other financial institutions.

   The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The Accounting Standards Codification, or ASC, established by the Financial Accounting Standards Board, or FASB, is the source of authoritative U.S. GAAP to be applied by nongovernmental entities.

   Fractional Share Program

   The Company maintains an inventory of securities held exclusively for the fractional share program, which is operated by the Company. This proprietary inventory is recorded within securities owned, at fair value. When a user purchases a fractional share, the Company records the cash received for the user-held fractional share as pledged collateral recorded within equity securities – user-held fractional shares and an offsetting liability to repurchase the shares, recorded within equity securities – fractional share repurchase obligations, as the Company concluded that it did not meet the criteria for derecognition under the accounting guidance. The Company measures its inventory of equity securities, user-held fractional shares and its repurchase obligations at fair value at each reporting period.

   Cash and Cash Equivalents

   The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

   Cash Segregated in Compliance with Federal and Other Regulations

   Cash segregated in compliance with federal regulations consist of qualified deposits in special reserve bank accounts for the exclusive benefit of customers and broker dealers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Receivables from and Payable to Clearing Organizations

Receivables from clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities. In addition, the net payable arising from unsettled trades is reflected in either the receivable or payable line item on the financial statements. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. The deposits reflect cash held with the Depository Trust Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables. Based on the above factors, the Company has determined an allowance for credit loss ("ACL") under ASC 326 is not needed at December 31, 2022.

Customer Transactions

Customer payable includes cash deposits from customers. Securities owned by customers are not reflected in the financial statements for all customer securities transactions that aren't subject to a repurchase agreement. Customer securities transactions are recorded on a settlement date basis in the financial statements.

Securities Owned

Securities owned are valued at fair value in accordance with FASB ASC 820 and recorded on a trade date basis. The Company owned preferred stock of the Depository Trust Clearing Corporation ("DTCC") and other various securities. Additional detail of securities owned as of December 31, 2022 is provided within Note 3.

Other Assets

Other assets include prepaid expenses and other receivables.

Allowances for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Management does not anticipate any expected credit losses and, therefore, has not made any allowance for credit losses for the year ending December 31, 2022.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the remaining useful lives of the assets. Property and equipment are reviewed annually for impairment, no impairment was determined to be required for the year ended December 31, 2022.

Leases

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842. The guidance requires public business entities to recognize a right-of-use asset and a lease liability in the financial statements. The Company had no operational or finance leases as of December 31, 2022.

Income Taxes

The Company is a single-member limited liability company (a disregarded entity) for federal and state income tax purposes. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Accordingly, no provision for federal income taxes has been made in the statement of financial condition because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The associated risk of concentration for cash is mitigated by having deposits with credit worthy institutions. At certain times, amounts on deposit exceed federal insurance limits. As of December 31, 2022, the amount held on deposit was $25,060,961 in excess of federal deposit insurance limits.

Revenue Recognition

Revenue is recognized in the period the fees are earned and securities transactions, if any, are recorded on trade date basis. Clearing fees and various account and transaction-based fees are recognized on a trade date basis. The Company recognizes revenue in accordance with FASB ASC 606. The Company believes that all performance obligations have been satisfied as of the trade date.

Recently Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's financial statements and related disclosures for the twelve months ended December 31, 2022.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The Company measures equity securities for fractional shares programs at fair value.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Inputs are observable, either directly or indirectly, but do not qualify as Level 1 inputs.

Level 3 — Inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

Level 3 investments consist of DTCC preferred stock. Members are required to own a certain amount of DTCC stock based on the clearing levels and other factors. DTCC stock is carried at fair value, classified as a restricted security.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

Exchange-Traded Equity Securities Owned – Exchange-traded equity securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation

adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy. Exchange-traded equity securities that are traded on an exchange, but as part of our fractional share program, are held with a quantity below a full share are categorized in level 2.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned - at fair value	$ 74,923	$ 25,143	$ 2,500	$ 102,566
Equity securities - user-held fractional securities	-	38,190	-	38,190
Total assets at fair value	$ 74,923	$ 63,333	$ 2,500	$ 140,756

	Level 1	Level 2	Level 3	Total
Liabilities:				
Equity securities - fractional share repurchase obligations	$ -	$ 38,190	$ -	$ 38,190
Total liabilities at fair value	$ -	$ 38,190	$ -	$ 38,190

4. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2022:

Software	$ 57,520
	57,520
Less accumulated amortization	(21,680)
	$ 35,840

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On December 31, 2022, the Company had net capital of $26,531,476 which was $26,281,476 in excess of the required net capital requirement of $250,000. The Company had no aggregate debits as of December 31, 2022.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2022, the Company had a deposit requirement of $523,024 and maintained a deposit of $633,100.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary

Accounts of Brokers (PAB). At December 31, 2022, the Company had a deposit requirement of $375,000 and maintained a deposit of $425,000.

6. Repurchase Agreement

The Company allows for the purchase of fractional shares. The fractional shares purchased by users are unrecognized, unmarketable, and illiquid outside of the Company's platform, they are not transferable in-kind, and may only be liquidated and the proceeds transferred out via a wire transfer. The Company represents the only market for these shares, therefore it has allowed its customers to purchase fractional shares with the commitment to repurchase them from the customer, when the customer wishes to sell their fractional position. The Company records these repurchase obligations on its financial statements under equity securities – fractional share repurchase obligations. For the year ended December 31, 2022, the Company recorded at fair market value fractional share repurchase obligations of $38,190.

7. Commitments and Contingencies

In the normal course of business, the Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. Management is of the opinion that the Company has no material contingencies to any matter where additional accrual or disclosures would be required on the financial statements as of December 31, 2022.

8. Related Party Transactions

Total non-cash additional paid in capital contributions of $838,903 were received from the Parent during year ended December 31, 2022.

The Company has an expense sharing agreement with its Parent. The Parent performs various services and incurs various expenses of the Company. These services and expenses include compensation and benefits, professional fees, software services, and other expenses. In accordance with the terms of this agreement, the Company was charged approximately $1,792,849 for compensation and benefits, $250,000 for software, $71,149 for professional fees and $91,480 for other expenses. The total of for these costs incurred, which are included on the financial statements for the twelve months ended December 31, 2022 was $2,205,478. At December 31,2022, there was a payable in the amount of $1,023,251 owed to the Parent.

9. Guarantees and Off-Balance Sheet Risk

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. In accordance with industry practice, securities transactions generally settle within two business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

10. Subsequent Events

The Company has evaluated if there were any material events that require subsequent disclosures through February 23, 2023, the date the financial statements were available to be issued, and have determined there were no items that needed to be disclosed.

* * * * * *

SUPPLEMENTAL SCHEDULES

EMBED CLEARING LLC   **SCHEDULE g**

(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

COMPUTATION OF ALTERNATE NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF December 31, 2022

TOTAL MEMBER'S EQUITY	$	26,665,950
Total capital		26,665,950
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Property and equipment — net		35,840
Other assets		62,253
Aged fail-to-deliver and other charges		-
Net capital before haircuts on securities owned (tentative net capital)		26,567,857
Haircuts on securities owned		36,381
Net capital		26,531,476
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT — 2% of combined aggregate debit items (or $250,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3		250,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$	26,281,476
NET CAPITAL IN EXCESS OF 5% AGGREGATE DEBIT ITEMS	$	26,281,476

Statement pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the above computation for determination
of net capital pursuant to Rule 15c3-1 and the corresponding computation included
in the Company's unaudited Part II FOCUS Report, as filed on January 26, 2023.

EMBED CLEARING LLC
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$	522,588
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principle sales to customers		-
Market value of stock dividends, stock splits and similar distributions outstanding over 30 calendar days		-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		436
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		-
Other		-
Total credit balances	$	523,024

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection — net		-
Securities borrowed to effectuate short sales by customer		-
Failed to deliver customers' securities not older than 30 calendar days		-
Margin required and on deposit for all option contracts written or purchased in customer accounts		-
Aggregate debit balances	$	-
Less 3% of aggregate debit balances	$	-
Net debit balances	$	-

EXCESS OF TOTAL CREDIT BALANCES OVER TOTAL DEBIT BALANCES	$	523,024
AMOUNT REQUIRED TO BE ON DEPOSIT	$	523,024
AMOUNT ON DEPOSIT IN SPECIAL RESERVE BANK ACCOUNT ON DECEMBER 31, 2022	$	633,100

Statement pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the above computation for determination
of reserve requirements pursuant to Rule 15c3-3 and the corresponding computation
included in the Company's unaudited Part II FOCUS Report , as filed on January 26, 2023.

EMBED CLEARING LLC   SCHEDULE h
(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2022

CREDIT BALANCES:

Free Credit balances and other credit balances in PAB	$	375,000
Monies borrowed collateralized by securities carried for the accounts of PAB		-
Monies payable against PAB securities loaned		-
PAB securities failed to receive		-
Credit balances in firm accounts which are attributable to principle sales to PAB		-
Market value of stock dividends, stock splits and similar distributions outstanding over 30 calendar days		-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		-
Other		-
Total credit balances	$	375,000

DEBIT BALANCES:

Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection — net		-
Securities borrowed to effectuate short sales by PAB		-
Failed to deliver PAB securities not older than 30 calendar days		-
Margin required and on deposit for all option contracts written or purchased in PAB accounts		-
Total debit balances	$	-

EXCESS OF TOTAL CREDIT BALANCES OVER TOTAL DEBIT BALANCES	$	375,000
AMOUNT REQUIRED TO BE ON DEPOSIT	$	375,000
AMOUNT ON DEPOSIT IN SPECIAL RESERVE BANK ACCOUNT ON DECEMBER 31, 2022	$	425,000

Statement pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the above computation for determination
 of PAB account reserve requirements pursuant to Rule 15c3-3 and the corresponding computation
included in the Company's unaudited Part II FOCUS Report , as filed on January 26, 2023.

EMBED CLEARING LLC   **SCHEDULE i**

(A Wholly Owned Subsidiary of Embed Financial Technologies Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2022

1   Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)

    A. Market value $ -

    B. Number of items   None

2   Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3

    A. Market value $ -

    B. Number of items   None

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report , as filed on January 26, 2023.